                                                                    EXHIBIT (68)

[ITT LOGO]
                                         ITT CORPORATION
                                               Rand V. Araskog
                                               Chairman and Chief
                                               Executive

                                               July 16, 1997

Dear Stockholder:

     At a meeting yesterday, your Board of Directors approved a comprehensive plan which is a further step in ITT's refinement of its strategic plan and is designed to enhance the value of ITT to its stockholders.

     A major element of the comprehensive plan involves the separation of ITT into three distinct publicly owned companies focused on (a) hotels and gaming,
(b) telephone directories publishing and (c) post-secondary technical education. The separation will be effected through the distribution or "spin-off" of all of the shares owned by ITT of its subsidiaries that hold its hotels and gaming business and post-secondary technical education business to stockholders of ITT, leaving ITT's telephone directories publishing subsidiary as its only remaining business. A second major element of the comprehensive plan involves the repurchase through a cash tender offer of 30 million shares (approximately 25.7% of the outstanding shares) at a price per share of $70. A third element of the comprehensive plan involves the allocation of ITT's existing indebtedness between ITT's hotels and gaming business and telephone directories publishing business in a manner that is appropriate for the credit capacity and capitalization requirements of each business. To accomplish this allocation, ITT intends to commence a tender offer for all the publicly held debt securities of ITT Corporation and to repay certain other debt.

     Your Board has substantial experience with the benefits of spin-off transactions. In 1994, our predecessor spun-off its forestry products subsidiary to create an independent company. In addition, your Company is itself the product of the December 1995 separation of a conglomerate that controlled the businesses now operated by your Company as well as ITT Industries, Inc. and The Hartford Financial Services Group, Inc. Holders of ITT stock for the five years through 1996 have seen their investment outperform the Standard & Poor's 500 Index by more than 70% and increase in aggregate value by approximately $10 billion during the same period.

     As part of the comprehensive plan, ITT has also reached a definitive agreement with an affiliate of Clayton, Dubilier & Rice, Inc., a New York-based private investment firm, to invest an initial $225 million in cash for a 32.9% interest in ITT (which will own our telephone directories publishing business) to be completed after the completion of the distributions. Following this transaction with Clayton, Dubilier & Rice, our telephone directories publishing company will have approximately $1.05 billion in debt, giving the Company an initial total enterprise value of approximately $1.7 billion. In connection with this transaction, Clayton, Dubilier & Rice will also receive 10-year warrants to buy common stock of ITT at a 50% premium to Clayton, Dubilier & Rice's initial purchase price which, if exercised, would result in Clayton, Dubilier & Rice owning a 46.6% fully diluted interest in our telephone directories publishing company.

     The comprehensive plan is intended to enhance the value of the ongoing investment of stockholders as well as further the interests of ITT's employees, creditors, customers, and the economies and communities in which ITT operates. ITT currently operates three distinct businesses with different characteristics, competitive environments and growth prospects. Separating ITT's businesses and allowing them to operate independently is expected to result in, among other things, increased strategic focus, a flattening of organizational structures, the implementation of narrowly-tailored incentive compensation plans and enhanced market understanding and valuations of these businesses. The Board also took account of the tax-free nature of spin-offs.

     Your Board believes that the business justifications for the comprehensive plan are compelling without regard to Hilton's unsolicited offer and intends to pursue the plan even if Hilton withdraws its interest in acquiring ITT. YOUR BOARD OF DIRECTORS CONTINUES TO RECOMMEND UNANIMOUSLY THAT YOU NOT TENDER YOUR SHARES TO HILTON OR TAKE ANY OTHER ACTION TO FACILITATE HILTON'S UNSOLICITED OFFER.

     A copy of an amendment to ITT's Schedule 14D-9 (which includes our press release announcing these important decisions by your Board) and materials relating to the equity tender offer are enclosed. Your Board urges you to consider this information carefully.

     The equity tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering shares are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the equity tender offer. The equity tender offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, August 13, 1997, unless the offer is extended. The Company expects (although it is not obligated) to extend the equity tender offer, subject to the other terms and conditions thereof, until such time as all required approvals for the equity tender and the distribution of the hotel and gaming company are obtained.

     Your Board of Directors is not making any recommendation as to whether any stockholder should tender any or all of such stockholder's shares pursuant to the equity tender offer. Each stockholder must make such stockholder's own decision whether to tender shares and, if so, how many shares to tender.

     Any questions you have about the equity tender offer should be directed to Georgeson & Company Inc., for general information, at (800) 223-2064 or Goldman, Sachs & Co. or Lazard Freres & Co. LLC, the dealer managers for the equity tender offer, at the phone numbers on the back cover of the enclosed Offer to Purchase.

     Your Board believes that, after implementation of the transactions described above, each of ITT's existing business units will be an independent and sound entity with a bright future, and will remain a leader in its respective industry. Please be assured that your Board of Directors and the management of ITT will continue to act in the best interests of its stockholders and ITT. Your Directors thank you for your support.

                                          Very truly yours,

                                          /s/ Rand V. Araskog
                                          Rand V. Araskog
                                          Chairman and
                                          Chief Executive